June 19, 2018

U. S. Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Attn:	Mr. Larry Spirgel, Assistant Director

Mr. Carlos Pacho, Senior Assistant Chief Accountant

Mr. Joshua Shainess, Attorney-Advisor

Mr. Joseph Cascarano, Staff Accountant

RE:	Iridium Communications Inc.

Form 10-K for the Fiscal Year Ended December 31, 2017

Filed February 22, 2018

Form 10-Q for the Quarterly Period Ended March 31, 2018

Filed April 26, 2018

File No. 001-33963

Gentlemen:

Iridium Communications Inc. (the “Company”) is responding to comments (the “Comments”) received from the staff of the Division of Corporation Finance (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) by letter dated June 6, 2018 with respect to the above-referenced filings (as applicable, the “Form 10-K” or the “Form 10-Q”). Set forth below are the Company’s responses to the Comments. The numbering of the paragraphs below corresponds to the numbering of the Comments, which for your convenience we have incorporated into this response letter. Page references in the text of this response letter correspond to the page numbers of the referenced filing with the Commission.

Form 10-Q for the Quarterly Period Ended March 31, 2018

Overview of Our Business, page 17

1.	We note your assertion that you “are the only commercial provider of communications services offering true global coverage, connecting people, organizations and assets to and from anywhere, in real time.” However, in your Form 10-K you state that you are currently unable to offer service in important regions of the world due to certain regulatory requirements. Please revise to clarify this conflicting disclosure.

Response to Comment 1:

The Company advises the Staff that its satellite constellation covers the entire earth at any given point in time, allowing its devices to connect from anywhere in real time. As a result, the Company intends for the statement that it is “the only commercial provider of communications services offering true global coverage, connecting people, organizations and assets to and from anywhere, in real time” to be a statement of its network reach and capability. However, despite the global reach of the Company’s satellites and its real-time capability, from time to time regulatory requirements in particular jurisdictions may limit the Company from offering certain services or may prohibit certain users from utilizing the Company’s products.

In response to the Staff’s comment, and to avoid potential investor confusion, the Company proposes to revise the disclosure in its risk factors in future filings. The Company currently has a risk factor in its Form 10-K captioned “We are currently unable to offer service in important regions of the world due to regulatory requirements, which limits our growth.” The Company intends to revise this risk factor to read as follows, with changes from the current disclosure marked (additions bolded and underlined, with deletions marked as strikethrough text):

We ~~are currently~~ may be unable to offer one or more services in important regions of the world due to regulatory requirements, which could limit~~s~~ our growth.

While our constellation is capable of providing service globally, our ability to ~~provide~~ sell one or more types of service in some regions ~~is~~ may be limited by local regulations. Some countries have specific regulatory requirements such as local domestic ownership requirements or requirements for physical gateways within their jurisdiction to connect traffic coming to and from their territory. In some countries, ~~while we have had discussions with parties in these jurisdictions to satisfy these regulatory requirements,~~ we may not be able to find an acceptable local partner or reach an agreement to develop additional gateways, or the cost of developing and deploying such gateways may be prohibitive, which could impair our ability to expand our product and service offerings in such areas and undermine our value for potential users who require service in these areas. Also, other countries where we already provide service may impose similar requirements in the future, which could restrict our ability to continue to ~~provide~~ sell service in those countries. The inability to offer to sell our products and services in all major international markets could impair our international growth. In addition, the construction of such gateways in foreign countries may trigger and require us to comply with various U.S. regulatory requirements that could conflict with or contravene the laws or regulations of the local jurisdiction. Any of these developments could limit, delay or otherwise interfere with our ability to construct gateways or other infrastructure or network solutions around the world.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Recent Developments, page 18

2.	We note your disclosure that if you use your ground spares to replace lost satellites, you will likely choose to purchase additional satellites to maintain a backup supply of spares, and that the cost of such spares is not included in your $3 billion cost estimation for the launch of Iridium NEXT. To the extent material, consider disclosing the estimated cost of any ground spares in order to supplement the current estimated costs.

Response to Comment 2:

The Company advises the Staff that, as of the date of this letter, it has completed six of the eight planned launches necessary to complete its new Iridium NEXT constellation. These eight launches will carry a total of 75 Iridium NEXT satellites into orbit, and 55 of these satellites have already deployed as a result of the first six launches. The Company expects that the two remaining launches will occur later in 2018. The Company’s current satellite constellation has a network architecture of 66 operational satellites with additional on-orbit spares. To date, the Company has not experienced any launch or satellite failures with its Iridium NEXT satellites.

As the Company prepared for and commenced its Iridium NEXT project, the Company’s existing disclosure was intended to highlight for investors specifically what was included in the Company’s $3 billion capital plan for Iridium NEXT. At the beginning of the launch campaign, there were a number of scenarios in which the Company might have needed to utilize its ground spares and potentially build additional satellites; however, none of these scenarios has materialized to date. At this point, given the performance of the 55 in-orbit Iridium NEXT satellites and six successful launches, the Company believes it to be increasingly unlikely that it would need to replace any ground spares. Therefore, the Company estimates that any potential costs incurred to purchase additional satellites that are not included in the $3 billion funding plan would not be material and as a result does not propose any additional disclosure. Further, the Company advises the Staff that it anticipates removing the language referenced in the Staff’s comment concerning the purchase of additional satellites in the near future following the expected completion of our launch campaign later this year.

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Please direct any questions or comments concerning the above-referenced filings or this response letter to Thomas Hickey at (703) 287-7411 or Kathy Morgan at (703) 287-7408.

Very truly yours,

/s/ Thomas J. Fitzpatrick

Thomas J. Fitzpatrick
Chief Financial Officer

cc:	Thomas Hickey, Iridium Communications Inc.
Kathy Morgan, Iridium Communications Inc.
Brent B. Siler, Cooley LLP
Brian F. Leaf, Cooley LLP